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October 1, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attention:	Jeanne Bennett
Brian Cascio
Mail Stop 6010

Re:	Cardima, Inc. (the “Company”)
Form 8-K for Item 4.02(a)
File No. 000-22419

Ladies and Gentlemen:

By letter dated September 21, 2007, the staff of the Securities and Exchange Commission (the “Staff”) issued comments on Form 8-K that was filed on September 20, 2007.  Following are the Company’s responses to the Staff’s comments.  For ease of reference, each response is preceded by the Staff’s comment.

From 8-K Filed September 20, 2007

1. Please amend your report to include disclosure of the conclusion regarding the non-reliance. Also include a statement of whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with your independent accountant the matters disclosed in the filing.

Response: The Company has amended its Form 8-K and added disclosure in accordance with the Staff’s comments.

2. We note that you intend to file restated financial statements. However you have not indicated how or when you intend to do so. Please clarify how and when you intend to file restated financial statements, and the periods to be restated in those filings. We may have further comment after you file the restate financial statement.

Response: The Company has added information in its amended 8-K in accordance with the Staff’s comments.

Attached hereto is an acknowledgement by the Company as request by the Staff.

Please contact the undersigned at 212-930-9700 with any questions or comments you may have with respect to the foregoing.

Very truly yours,

By:	/s/ Jared Daniel Verteramo
Jared Daniel Verteramo